

October 20, 2011

Via Email
Eric Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2011**
> **File No. 1-25225**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER 14A. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A to reflect the contested nature of the election.

2. Revise the preliminary proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please

provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) and Item 5(b) of Schedule 14A.

General Information, page 1

"Who pays for the Company's solicitation…," page 2

4. Refer to Item 4(b)(3) of Schedule 14A. Please clarify <u>all</u> the means you intend to use in the solicitation of proxies. For example, revise to specify the "other means of communication" you intend to use to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5. Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

"What should I do if I receive a proxy card from Biglari Holdings…," page 8

6. Refer to disclosure on page 8 in which you state, "[i]f, Biglari Holdings proceeds with its alternative nomination, you may receive…." In light of the soliciting activities to date and the filing of the preliminary proxy statement by Biglari Holdings, Inc., please update the disclosure to remove the suggestion that Biglari Holdings has not committed to moving forward with the nomination of Mr. Biglari.

"What is the leadership structure of our Board of Directors…," page 12

7. Please supplement your disclosure and clarify the parameters the board will consider when making its assessment of whether the role of Chief Executive Officer and Chairman of the Board should be separated. For example, explain the "circumstances" that may lead the board to determine that the roles should be combined after a period in which the roles were separated.

"What are the ages and backgrounds of this year's nominees…," page 50

8. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the <u>past five years </u>and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographical information provided for Messrs. Bradford, Dale,

Jones, Lowery and Ms. Mitchell.

"What if a nominee is unwilling or unable to serve…," page 54.

9. Please clarify whether each of the current nominees consented to be named in the proxy statement and to serve, if elected. See Rule 14a-4(d).

10. You disclose that if any of the nominees is "unwilling or unable to serve, proxies will be voted for a substitute nominee designated by [y]our Board." Please confirm for us that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Proposal 2: Approval of the Shareholder Rights Plans, page 57

11. Refer to disclosure in which you explain the reasons for the adoption of the rights plan, which include the threat that Biglari Holdings could accumulate a substantial, and potentially controlling, position in the Company through market purchases. There appear to be restrictions under Tennessee corporate law that would serve to restrict an acquisition of shares of a covered Tennessee corporation unless certain criteria are satisfied. Please supplement your disclosure to discuss any such state law restrictions and provide an explanation of why the Board still believes that the enactment of a rights plan is appropriate in light of such restrictions.

Proposal 5. Approval of Agreement and Plan of Merger Effecting an Internal Restructuring of the Company, page 65

12. Please add a question and answer that explains in qualitative and quantitative terms, the consequences to the company if a majority of shareholders do not approve the merger. In this regard, we note reference to the "material cost savings" that you believe the merger will produce.

Form of Proxy Card

13. You disclose that proxy holders will have discretionary authority to vote on "any other matters that may properly come before the Annual Meeting and any adjournment or postponement of that meeting." This does not appear to be within the parameters set forth in Rule 14a-4(c). Please revise or advise.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions